Exhibit 99.1

AltaGas Ltd. – 2021 Management Information Circular NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS When Items of business At the meeting, shareholders will be asked to: 1. receive the consolidated financial statements for the year ended December 31, 2020 and the auditors’ report thereon; 2. vote on appointing the auditors and authorizing the directors to set their remuneration; 3. vote on electing directors for the ensuing year; 4. vote on the non-binding advisory resolution to accept AltaGas’ approach to executive compensation; and 5. consider such other business as may properly be brought before the meeting or any adjournment(s) thereof. Your Vote is Important! Please submit your vote well in advance of the proxy deposit deadline of 1:00 p.m. (MDT) on Wednesday, April 28, 2021. Friday, April 30, 2021 at 1:00 p.m. (MDT) Where Virtual only Meeting via live audio webcast online at https://web.lumiagm.com/481690299 Until the COVID-19 related restrictions are lifted and it is safe to gather in person, AltaGas Ltd. (AltaGas) believes it is in the best interests of our stakeholders to host our annual meeting in virtual only format. Voting your Common Shares The management information circular dated March 11, 2021 (the Circular), contains information relating to the matters to be brought before the meeting, as well as other annual disclosure, and voting instructions. Holders of AltaGas’ common shares at the close of business on March 11, 2021 will receive notice of, and be entitled to virtually attend and vote at, the annual meeting of shareholders on April 30, 2021 or any adjournment(s) thereof. To participate and vote at the virtual meeting, please review “How do I attend and participate at the Meeting?” in the Circular. Shareholder Questions If you have any questions with respect to voting your common shares before the proxy deposit deadline, please contact AltaGas’ proxy solicitation agent, Laurel Hill Advisory Group, toll-free in North America at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com. By order of the Board of Directors, Shaheen Amirali Executive Vice President, Chief External Affairs and Sustainability Officer and Corporate Secretary Calgary, Alberta March 11, 2021 About Notice and Access AltaGas is using the notice and access rules adopted by Canadian Securities Administrators in an effort to be more environmentally friendly and reduce printing and mailing costs. Instead of receiving the notice of meeting, the Circular, annual financial statements and related management's discussion and analysis (the Meeting Materials) with the form of proxy or voting instruction form, registered and beneficial shareholders will receive a notice outlining the matters to be addressed at the Meeting and instructions for accessing the Meeting Materials online and for requesting paper copies. The Meeting Materials can be viewed online at www.altagas.ca/invest/share-information/noticeandaccess or under AltaGas’ profile on SEDAR (www.sedar.com). If you would like to receive a printed copy of the Meeting Materials, please phone 1-866-962-0498 (if you are a registered shareholder) or 1-877-907-7643 (if you are a beneficial shareholder). Refer to the Notice of Meeting and Notice of Availability of Materials for additional details.